Exhibit 23.1


INDEPENDENT AUDITORS' CONSENT

     We consent to the incorporation by reference in this Registration Statement of Westar Energy, Inc. on Form S-3 of our reports dated March 5, 2004 (which reports express an unqualified opinion and include an explanatory paragraph referring to changes in the Company's accounting policies: in 2003 the Company changed its method of accounting for asset retirement obligations and consolidation of variable interest entities, its method of accounting for goodwill and other intangible assets, and impairment of long-lived assets in 2002, and accounting for derivative contracts and hedging activities in 2001), appearing in the Annual Report on Form 10-K of Westar Energy, Inc. for the year ended December 31, 2003 and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Kansas City, Missouri
March 5, 2004